EXHIBIT 1

Independent Registered Chartered Accountants' Consent

We consent to the use of our report dated January 30, 2006 on the consolidated balance sheets of Russel Metals Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and of cash flows for each of the years in the three-year period ended December 31, 2005, appearing in this Annual Report on Form 40-F of Russel Metals Inc. for the year ended December 31, 2005.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants

Toronto, Ontario
January 30, 2006